SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          OSHMAN'S SPORTING GOODS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   688260 10 8
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                                 (CUSIP Number)

                             Barry M. Lewis, Trustee
                         2000 West Loop South, Suite 1080
                              Houston, Texas  77027
                                 (713) 622-8231
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2001
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                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 688260 10 8

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1)     Name  of  Reporting  Person
       I.R.S.  Identification  No.  of  Above  Persons  (entities  only)
       Barry M. Lewis, as Trustee of the Indenture of Trust dated October 1, 1943 for the benefit of Judy Deanna Oshman
       (I.R.S.  Identification  No.  not  applicable)
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2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)     [  ]
       (b)     [  ]
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3)     SEC  Use  Only
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4)     Source  of  Funds  (See  Instructions)
       Not  Applicable
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5)     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e)
       [  ]
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6)     Citizenship  or  Place  of  Organization
       United  States  of  America
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                 7)     Sole  Voting  Power
                        298,432
  Number  of
  Shares          --------------------------------------------------------------
Beneficially     8)     Shared  Voting  Power
  Owned  by             0
   Each
 Reporting        --------------------------------------------------------------
  Person         9)     Sole  Dispositive  Power
   With                 298,432
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                10)     Shared  Dispositive  Power
                        0
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11)     Aggregate  Amount  Beneficially  Owned  By  Each  Reporting  Person
        298,432
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12)     Check  Box  If  The Aggregate Amount In Row (11) Excludes Certain Shares
        (See  Instructions)   [  ]
--------------------------------------------------------------------------------
13)     Percent  Of  Class  Represented  By  Amount  In  Row  (11)
        5.1%
--------------------------------------------------------------------------------
14)     Type  Of  Reporting  Person
        OO

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item  1.          Security and Issuer.
-------           -------------------

     This Statement relates to shares of common stock, $1.00 par value (the "Common Stock") of Oshman's Sporting Goods, Inc. (the "Company"), a Delaware corporation with its principal executive offices located at 2302 Maxwell Lane, Houston, Texas 77023.

Item  2.          Identity and Background.
-------           -----------------------

     (a) Name: Barry M. Lewis, as Trustee of the Indenture of Trust dated October 1, 1943 for the benefit of Judy Deanna Oshman (the "Trust").

     (b)     Business  Address: 2000 West Loop South, Suite 1080, Houston, Texas
             77027.

     (c) Principal Occupation: Private investments conducted at 2000 West Loop South, Suite 1080, Houston, Texas 77027.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Citizenship:  United  States  of  America

Item  3.          Source and Amount of Funds or Other Consideration.
-------           -------------------------------------------------

     All of the shares of Common Stock were acquired by the Reporting Person as trustee of the Trust owning such shares.

Item  4.          Purpose of Transaction.
-------           ----------------------

     The Reporting Person acquired beneficial ownership (as defined in Rule 13d-3) of the shares of Common Stock by appointment, effective September 4, 1991, as Trustee of the Trust owning such shares.

     On February 22, 2001, the Company announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 21,
2001,  with   Gart  Sports  Company  ("Gart")  and  GSC  Acquisition  Corp.,  a
wholly-owned subsidiary of Gart ("Acquisition"), pursuant to which the Company will merge into Acquisition, with the result that the surviving corporation will be a wholly-owned subsidiary of Gart (the "Merger"). Pursuant to the Merger Agreement and subject to certain adjustments set forth therein, the Company's shareholders will receive $7.00 cash and 0.55 shares of Gart common stock for each share of Company Common Stock. The transaction is subject to customary conditions including the approval of the merger by the Company's shareholders, the approval of the issuance of Gart common stock to the Company's shareholders by the shareholders of Gart, termination of the waiting period under the Hart-Scott-Rodino Act and the effectiveness of a registration statement for the shares of Gart to be issued in the transaction.

     Because approval by the Company's stockholders is required by applicable law in order to consummate the Merger, the Company will submit the Merger to its stockholders for approval. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Gart, Acquisition and the Reporting Person entered into a Voting Agreement dated as of February 21, 2001 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Reporting Person has agreed to vote 5.1% of the Common Stock issued and outstanding as of February 1, 2001 (the "Shares") in favor of the Merger. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements in the Voting Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing, the Reporting Person has agreed pursuant to the Voting Agreement to vote, and has appointed Gart as its irrevocable proxy to vote, the Shares in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Voting Agreement, the Reporting Person has also agreed to refrain from soliciting certain inquiries or proposals regarding the Company, to restrictions on transfer of the Shares, to waive any rights of appraisal available in the Merger with respect to the Shares and to take or refrain from taking certain other actions. The Reporting Person understands that other Company stockholders have also entered into voting agreements substantially similar to the Voting Agreement, resulting in the Company publicly disclosing that approximately 45 percent of the shares have been agreed to be voted in favor of the Merger. The Reporting Person disclaims that he is a member of any group for purposes of Rule 13d-1.

     As an inducement to enter into the Voting Agreement, Gart has agreed in an Indemnification Agreement dated as of February 21, 2001 (the "Indemnification Agreement") to indemnify the Reporting Person for any and all claims relating to the subject matter of the Indemnification Agreement, the Voting Agreement or the Merger Agreement. The right of the Reporting Person to be indemnified exists whether or not such claims are based in whole or in part on the Reporting Person's negligent acts or omissions.

     Except as set forth in this Item 4, at the present time the Reporting Person does not have any plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item  5.          Interest in Securities of the Issuer.
-------           ------------------------------------

     (a) As of February 21, 2001, the Reporting Person holds as trustee 298,432 shares of Common Stock, constituting approximately 5.1% of the 5,825,309 shares of Common Stock stated to be outstanding as of February 1, 2001 in the Merger Agreement.

     (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 298,432 Shares held by him as trustee.

     (c) The only transactions relating to the Shares effected during the last sixty days by the Reporting Person are the Voting Agreement and Indemnification Agreement described in Item 4.

     (d)     Not  applicable.

     (e)     Not  applicable.

Item 6.     Contracts, Arrangements or Understandings with Respect to Securities
------      --------------------------------------------------------------------
            of the Issuer.
            -------------

     Other than the Trust described in Item 2 and the Voting Agreement and Indemnification Agreement described in Item 4, the Reporting Party is not a party to any contract, arrangement or understanding with respect to securities of the Company.

Item  7.          Material to be Filed as Exhibits.
-------           --------------------------------

     Exhibit A. Form of Agreement and Plan of Merger, dated as of February 21, 2001, among Oshman's Sporting Goods, Inc., Gart Sports Company and GSC Acquisition Corp. (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, as filed dated February 26, 2001).

     Exhibit B. Form of Voting Agreement, dated as of February 21, 2001, among Gart Sports Company and GSC Acquisition Corp. (incorporated herein by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K, as filed February 26, 2001).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:          March 5, 2001

                            "Reporting  Person"

                             /s/ Barry M. Lewis
                             ---------------------------------------------------
                             Barry M. Lewis as Trustee of the Indenture of Trust Dated October 1, 1943 for the benefit of Judy Deanna Oshman


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